UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
[NO FEE REQUIRED].

For the fiscal year ended April 30, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
[NO FEE REQUIRED].

For the transition period from __________ to __________
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DARDEN RESTAURANTS, INC.
5900 Lake Ellenor Drive
Orlando, Florida 32809

REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statements of Net Assets Available for Benefits as of April 30, 2006 and 2005, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statements of Changes in Net Assets Available for Benefits for the years ended April 30, 2006 and 2005, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 – Schedule H, Line 4i - Schedule of Assets (Held at End of Year) April 30, 2006.

Schedule 2 – Schedule H, Line 4j - Schedule of Reportable Transactions, Year Ended April 30, 2006.

DARDEN SAVINGS PLAN

Financial Statements and Supplemental Schedules

April 30, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Benefit Plan Financial Committee
Darden Restaurants, Inc.

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended April 30, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules – Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

October 25, 2006
Tampa, Florida
Certified Public Accountants

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2006

	Participant Directed Funds	Non-Participant Directed (ESOP) Fund	Total

Assets
Investments, at fair value:
Short-term investments, at cost which approximates fair value	$563,381	254,007	817,388
RiverSource (formerly American Express)
Trust Stable Capital Fund II	49,993,621	—	49,993,621
Pimco Total Return Fund	10,554,995	—	10,554,995
RiverSource (formerly American Express)
Trust Equity Index Fund I	51,438,731	—	51,438,731
T. Rowe Price Small Cap Stock Fund	36,870,556	—	36,870,556
EuroPacific Growth Fund	30,022,368	—	30,022,368
Harbor Capital Appreciation Fund	5,159,942	—	5,159,942
Davis New York Venture Fund	8,121,567	—	8,121,567
Vanguard Target Retirement Funds	3,382,950	—	3,382,950
Vanguard Strategic Equity	6,567,495	—	6,567,495
Common stock of Darden Restaurants, Inc. – allocated	29,627,809	166,571,618	196,199,427
Common stock of Darden Restaurants, Inc. – unallocated	—	187,365,381	187,365,381
Participant loans	10,378,244	—	10,378,244

Total investments	242,681,659	354,191,006	596,872,665

Receivable
Participant contributions	365,949	—	365,949
Employer contribution	—	239,488	239,488
Accrued dividend and interest	—	1,801,838	1,801,838

Total receivables	365,949	2,041,326	2,407,275

Total assets	243,047,608	356,232,332	599,279,940

Liabilities
ESOP Loan	—	24,070,954	24,070,954
Interest payable	—	59,405	59,405

Total liabilities	—	24,130,359	24,130,359

Net assets available for benefits	$243,047,608	332,101,973	575,149,581

Number of participants (unaudited)	50,895	11,296

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2005

	Participant Directed Funds	Non-Participant Directed (ESOP) Fund	Total

Assets
Investments, at fair value:
Short-term investments, at cost which approximates fair value	$1,053,342	504,351	1,557,693
American Express Trust Stable Capital Fund II	49,907,861	—	49,907,861
Pimco Total Return Fund	10,365,279	—	10,365,279
American Express Trust Equity Index Fund I	46,043,261	—	46,043,261
T. Rowe Price Small Cap Stock Fund	27,834,786	—	27,834,786
EuroPacific Growth Fund	19,650,304	—	19,650,304
MSIF Trust U.S. Mid Cap Value Portfolio	4,263,668	—	4,263,668
Harbor Capital Appreciation Fund	3,085,375	—	3,085,375
Davis New York Venture Fund	5,721,752	—	5,721,752
Common stock of Darden Restaurants, Inc. - allocated	21,038,138	127,867,522	148,905,660
Common stock of Darden Restaurants, Inc. - unallocated	—	168,129,900	168,129,900
Participant loans	9,167,801	—	9,167,801

Total investments	198,131,567	296,501,773	494,633,340

Receivables:
Participant contributions	339,365	—	339,365
Employer contribution	—	390,037	390,037
Accrued dividend and interest	—	396,849	396,849

Total receivables	339,365	786,886	1,126,251

Total assets	198,470,932	297,288,659	495,759,591

Liabilities
ESOP Loan	—	26,030,000	26,030,000
Interest payable	—	40,302	40,302

Total liabilities	—	26,070,302	26,070,302

Net assets available for benefits	$198,470,932	271,218,357	469,689,289

Number of participants (unaudited)	47,286	11,022

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended April 30, 2006

	Participant Directed Funds	Non-Participant Directed (ESOP) Fund	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$32,404,028	88,065,549	120,469,577
Dividends and interest	4,032,186	3,741,477	7,773,663

Net investment income	36,436,214	91,807,026	128,243,240

Participant loan activity during the year:
Withdrawals	13,850	—	13,850
Repayments (including interest)	581,519	—	581,519

Total loan activity	595,369	—	595,369

Contributions:
Participants	21,160,336	—	21,160,336
Employer	—	2,307,581	2,307,581

Total contributions	21,160,336	2,307,581	23,467,917

Total additions, net	58,191,919	94,114,607	152,306,526

Deductions from net assets attributed to:
Benefits paid to participants	(20,296,812)	(24,964,912)	(45,261,724)
Interest expense	—	(1,099,572)	(1,099,572)
Administrative expenses	(321,755)	(163,183)	(484,938)
Transfers between funds	7,003,324	(7,003,324)	—

Total deductions, net	(13,615,243)	(33,230,991)	(46,846,234)

Net Increase	44,576,676	60,883,616	105,460,292
Net assets available for benefits:
Beginning of year	198,470,932	271,218,357	469,689,289

End of year	$243,047,608	332,101,973	575,149,581

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended April 30, 2005

	Participant Directed Funds	Non-Participant Directed (ESOP) Fund	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,146,061	74,749,300	87,895,361
Dividends and interest	2,162,241	830,363	2,992,604

Net investment income	15,308,302	75,579,663	90,887,965

Participant loan activity during the year:
Withdrawals	—	—	—
Repayments (including interest)	456,562	—	456,562

Total loan activity	456,562	—	456,562

Contributions:
Participants	19,472,561	—	19,472,561
Employer	—	3,191,487	3,191,487

Total contributions	19,472,561	3,191,487	22,664,048

Total additions, net	35,237,425	78,771,150	114,008,575

Deductions from net assets attributed to:
Benefits paid to participants	(18,696,997)	(16,998,150)	(35,695,147)
Interest expense	—	(644,207)	(644,207)
Administrative expenses	(353,498)	(79,537)	(433,035)
Transfers between funds	5,134,831	(5,134,831)	—

Total deductions, net	(13,915,664)	(22,856,725)	(36,772,389)

Net Increase	21,321,761	55,914,425	77,236,186
Net assets available for benefits:
Beginning of year	177,149,171	215,303,932	392,453,103

End of year	$198,470,932	271,218,357	469,689,289

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

(1)	Description of the Plan

The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of Darden Restaurants, Inc.’s operating and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are age 21 or older, regardless of their length of service. The Plan also allows allocation of Company shares in the ESOP Fund (an employee stock ownership component of the Plan) for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that have five years of service with the Company. Effective March 2004, the Plan was amended to temporarily suspend the allocation of Company shares in the ESOP Fund for incentive bonuses earned by restaurant management through August 2004 and then restrict the allocation of Company shares in the ESOP Fund for payment of incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. This amendment also disallowed the allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain Restaurant Support Center administrative employees effective March 2004.

Effective June 2002, the Plan allowed participants to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. The Plan was amended to change the maximum Company variable contribution from 100% to 120% effective July 2002. Effective January 2004, the Plan was amended to allow employees, other than qualified managers, to contribute up to 25% of their eligible compensation each year. Effective April 29, 2004, the deferral limit for qualified managers was also raised to 25% of eligible pay.

Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company’s operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants’ accounts based on their relative account balances.

Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months; 50% of their vested account balance; an amount which would result in loan repayments not to exceed 50% of the participant’s 13 week average net take-home pay; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. If that participant had a vested account balance as of June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $5,000 or less (See note 3). Terminating participants having vested account balances greater than $5,000 may elect to receive either a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. Effective March 2005, the Plan was amended to lower the threshold for automatic distributions from $5,000 to $1,000. Effective October 2003, the Plan was amended to allow the Plan to charge annual fees to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

Ameriprise Financial, Inc. (Ameriprise) was formerly a wholly owned subsidiary of American Express Company. Effective September 30, 2005, American Express Company distributed its Ameriprise common shares to American Express Company shareholders. Ameriprise Trust Company (the Trustee), a subsidiary of Ameriprise Financial, Inc. and formerly known as American Express Trust Company, performs the trustee and administrative duties for the Plan.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion that it votes allocated shares that it did receive instructions for. The Trustee is required to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for certain changes in net assets as follows:

•

Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

• Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

	(b)	Investments

Plan investments are recorded at fair value. When available, fair value is determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Short-term investments are stated at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value. Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.

As of April 30, 2006, 64% of the Plan investments are in the common stock of Darden Restaurants, Inc., the sponsor. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

	(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

	(d)	Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(3)	Forfeitures and Vesting

Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant’s fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2006 and 2005 Plan years, $344,873 and $310,598, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions during 2006 or 2005.

(4)	Choice of Investments

In August 2005, the following six funds were added to the Plan: Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, and Vanguard Target Retirement Income Fund. In addition, the Vanguard Strategic Equity Fund was added to replace the MSIF Trust U.S. Mid Cap Value Portfolio.

Effective September 30, 2005, the following funds were renamed in connection with the aforementioned Ameriprise stock distribution (See note 1): The American Express Trust Equity Index Fund I was renamed to the RiverSource Trust Equity Index Fund I, and the American Express Trust Stable Capital Fund II was renamed to the RiverSource Trust Stable Capital Fund II. In addition, the Trustee serves as trustee, custodian, and investment manager for both of these funds.

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

As of April 30, 2006, participant contributions to the Plan may be directed to 15 basic investment alternatives: RiverSource Trust Stable Capital Fund II, Pimco Total Return Fund, RiverSource Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, Harbor Capital Appreciation Fund, Davis New York Venture Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement Income Fund, Vanguard Strategic Equity Fund and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.

(5)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2006 and 2005 (At April 30, 2005, the fair value of the EuroPacific Growth Fund did not represent 5% or more of the Plan’s net assets, however the fund balance is included for comparison purposes):

	2006	2005

Investments at fair value:
RiverSource Trust Stable Capital Fund II, 2,635,960 and 2,735,127 shares at April 30, 2006 and 2005, respectively	$49,993,621	49,907,861

RiverSource Trust Equity Index Fund I, 1,248,059 and 1,286,772 shares at April 30, 2006 and 2005, respectively	51,438,731	46,043,261

T. Rowe Price Small Cap Stock Fund, 1,009,876 and 955,865 shares at April 30, 2006 and 2005, respectively	36,870,556	27,834,786

EuroPacific Gowth Fund, 645,781 and 561,277 shares at April 30, 2006 and 2005, respectively	30,022,368	19,650,304

Common stock of Darden Restaurants, Inc. (including $353,936,999 and $295,997,422 of non-participant directed funds at April 30, 2006 and 2005, respectively), 9,685,980 and 10,567,852 shares at April 30, 2006 and 2005, respectively	383,564,808	317,035,560

Total dividends received by the Plan from the common stock of Darden Restaurants, Inc. for the years ended April 30, 2006 and 2005 were $1,207,555 and $404,712, respectively.

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	2006	2005

RiverSource Trust Stable Capital Fund II	$1,915,022	1,696,774
Pimco Total Return Fund	(404,656)	22,980
RiverSource Trust Equity Index Fund I	6,892,961	2,637,892
T. Rowe Price Small Cap Stock Fund	7,169,054	503,696
EuroPacific Growth Fund	6,888,419	2,039,266
MSIF Trust U.S. Mid Cap Value Portfolio	477,013	355,539
Harbor Capital Appreciation Fund	749,028	65,091
Davis New York Venture Fund	1,100,292	309,032
Vanguard Target Retirement Funds	87,680	—
Vanguard Strategic Equity	302,121	—
Darden Common Stock	7,227,094	5,515,791
ESOP Fund	88,065,549	74,749,300

Total	$120,469,577	87,895,361

(6)	Company Common Stock Fund

Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2006 and 2005, the fair value of the shares held in participant directed accounts was $29,627,809 (748,177 shares) and $21,038,138 (701,271 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)	ESOP Fund

The ESOP Fund consists of common stock of the Company and cash which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

At April 30, 2006 and 2005, the ESOP Fund consists of 8,937,803 and 9,866,581 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 4,206,354 shares at April 30, 2006 and 4,262,581 shares at April 30, 2005 of Company common stock have been allocated to individual participant accounts. The remaining 4,731,449 shares at April 30, 2006 and 5,604,330 shares at April 30, 2005 of Company common stock, which are held by the Trustee, are reserved for future Company matching contributions and incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. The shares become available for allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2006, the fair value of the 4,731,449 unallocated

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

Company shares was $187,365,381 and the fair value of the 4,206,354 allocated shares was $166,571,618. At April 30, 2005, the fair value of the 5,604,330 unallocated Company shares was $168,129,900 and the fair value of the 4,262,251 allocated shares was $127,867,522.

In May 2005, the ESOP borrowed $1,605,954 from Darden Restaurants, Inc. at a variable interest rate and acquired an additional 50,000 shares of the Company’s common stock. The promissory note bears interest at a variable rate payable on a quarterly basis. No principal payments are due on the note until December 15, 2008 and the entire principal is scheduled to be repaid by December 31, 2018. Any or all of the principal may be prepaid at any time.

The ESOP Fund has three promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $5,565,000, $16,900,000 and $1,605,954 as of April 30, 2006 and $9,130,000, $16,900,000 and $0 as of April 30, 2005. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2006 and 2005, the interest rate on the notes was 5.226% and 3.279%, respectively. No principal payments on the notes are required until the due dates, December 31, 2007, December 15, 2014 and December 15, 2008, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2006 and 2005, the ESOP Fund made principal payments of $3,565,000 and $3,388,000, respectively.

(8)	Related Party Transactions

Certain plan investments are in common stock of the company, as previously described, units of participation in common trust funds and shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, net of plan forfeitures and fees paid by terminated participants used to cover plan expense, were $396,562 and $519,477 for the years ended April 30, 2006 and 2005, respectively.

Certain plan investments are loans to participants who are employees of the Company and, therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay annual fees. Therefore, these transactions also qualify as party-in-interest transactions. Annual fees paid by participants were $54,184 and $50,750 for the years ended April 30, 2006 and 2005, respectively.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

	2006	2005

Net assets available for benefits per the accompanying financial statements	$575,149,581	469,689,289
Due to plan participants	(276,562)	(128,740)
Participant loans - deemed distributions	(106,115)	(125,091)

Net assets available for benefit per Form 5500	$574,766,904	469,435,458

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

The following is a reconciliation of total additions, net, per the accompanying financial statements to the Form 5500:

	2006	2005

Total additions, net, per the accompanying financial statements	$152,306,526	114,008,575
Interest income on deemed distributed loans	207	2,125

Total additions per Form 5500	$152,306,733	114,010,700

The following is a reconciliation of total deductions, net, per the accompanying financial statements to the Form 5500:

	2006	2005

Total deductions, net, per the accompanying financial statements	$46,846,234	36,772,389
Amounts allocated to withdrawing participants at end of year	276,562	128,740
Amounts allocated to withdrawing participants at beginning of year	(128,740)	(175,755)
Deemed distributed loans offset by total distributions	(49,422)	(66,738)
Change in deemed loans	30,652	101,838

Total deductions per Form 5500	$46,975,286	36,760,474

(10)	Tax Status

The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2006. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(11)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Trust Fund by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2006 and 2005

(12)	Subsequent Events

On June 1, 2006, Wachovia Corp. acquired the defined contribution recordkeeping business of the Trustee, Ameriprise Trust Company, from Ameriprise Financial, Inc. Upon completion of the acquisition, the defined contribution recordkeeping business of the Trustee became part of the Wachovia Retirement Services, a division of Wachovia Corp. Effective June 1, 2006, Wachovia Retirement Services began to serve as trustee and administrator of the Plan.

SCHEDULE 1

DARDEN SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2006

	Face amount
	or number		Current
Issuer	of units	Cost	value

Common stock of Darden Restaurants, Inc.*, **	9,685,980	$53,162,283	$383,564,808

RiverSource Trust Stable Capital Fund II*	2,635,960	45,193,863	49,993,621

Pimco Total Return Fund	1,024,757	10,875,699	10,554,995

RiverSource Trust Equity Index Fund I*	1,248,059	43,160,345	51,438,731

T. Rowe Price Small Cap Stock Fund	1,009,876	27,084,799	36,870,556

EuroPacific Growth Fund	645,781	19,978,673	30,022,368

Harbor Capital Appreciation Fund	156,457	4,584,888	5,159,942

Davis New York Venture Fund	229,423	7,036,483	8,121,567

Vanguard Target Retirement 2045 Fund	23,983	310,086	322,325

Vanguard Target Retirement 2035 Fund	41,255	512,819	535,898

Vanguard Target Retirement 2025 Fund	43,544	517,040	534,282

Vanguard Target Retirement 2015 Fund	102,205	1,181,678	1,209,081

Vanguard Target Retirement 2005 Fund	65,944	730,395	729,338

Vanguard Target Retirement Income Fund	4,998	46,379	52,026

Vanguard Strategic Equity Fund	270,713	6,244,816	6,567,495

Participant Loans outstanding - interest rates ranging from 5.00% – 10.50% with varying maturities*	2,206	—	10,378,244

RiverSource Trust Company Short-term Investment Fund*	817,388	817,388	817,388

*	Party-in-interest

**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable.

See accompanying report of independent registered public accounting firm.

SCHEDULE 2

DARDEN SAVINGS PLAN

Schedule H, line 4j – Schedule of Reportable Transactions

Year ended April 30, 2006

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]:

	Purchases		Sales

Issuer/Description	Number	Amount	Number	Amount	Net gain

RiverSource Trust Company Short-term Investment Fund*	335	$31,392,648	434	$32,244,978	$—

RiverSource Trust Company Stable Capital Fund II*	145	8,127,460	202	46,976,535	607,880

Common stock of Darden Restaurants, Inc.*	79	5,618,010	102	35,139,461	30,867,006

* Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBITS

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plan Financial Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

DARDEN SAVINGS PLAN

By:	Benefit Plan Financial Committee, as financial administrator of the Darden Savings Plan

Dated: October 25, 2006	By:	/s/ Linda J. Dimopoulos

Linda J. Dimopoulos, Chairperson
Benefit Plan Financial Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Title

23	Consent of KPMG LLP, as Independent Registered Public Accounting Firm.